Exhibit 99.3

FORM OF

2016 PERFORMANCE SHARE AGREEMENT

GOVERNED BY THE TERMS, CONDITIONS AND LIMITATIONS OF

THE ARIAD PHARMACEUTICALS, INC. 2014 LONG-TERM INCENTIVE PLAN

This Performance Share Agreement (this “Performance Share Agreement”) certifies that the Board of Directors of ARIAD Pharmaceuticals, Inc. (the “Company”) has granted the Participant the right to receive shares of common stock, $.001 par value per share (“Common Stock”), of the Company (the “Grant”), issuable as soon as administratively feasible following certification of achievement of the performance milestone set forth below by the Compensation Committee and in such amount of shares and subject to any additional vesting provisions set forth below, and governed by the terms, conditions and limitations of the ARIAD Pharmaceuticals, Inc. 2014 Long Term Incentive Plan (the “2014 Plan”), as follows:

Name of Participant:	Manmeet S. Soni
Target Award Amount (“Target TSR Shares”):	150,000 shares
Grant Date:	March 21, 2016
Grant Price:	$.001 Per Share*

*Grant Price. The Grant Price has been deemed to have been paid by services rendered to the Company by the Participant.

The Grant is granted to the Participant as an inducement to serve as the Company’s Executive Vice President, Chief Financial Officer and Treasurer, in accordance with NASDAQ Listing Rule 5635(c)(4). Although the Grant is not granted under the 2014 Plan, it is subject to all the terms, conditions and limitations set forth in the 2014 Plan, which is incorporated herein by reference, and to the following additional terms specified by the Board of Directors of the Company as set forth below. Except as expressly set forth in this Performance Share Agreement, in the event of any conflict between the terms of this Performance Share Agreement and the terms of any individual employment agreement between the Participant and the Company or any of its subsidiaries (the “Employment Agreement”), the terms of the Employment Agreement shall govern. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the 2014 Plan.

Performance Milestone:

TSR Percentile Achievement determined as follows:1

The number of Target TSR Shares shall be earned based upon the total shareholder return percentile achievement of the Company for the three year period beginning January 1, 2016 and ending December 31, 2018 as compared to the total shareholder return percentile achievement of the component companies of the NASDAQ Biotechnology Index set forth on Exhibit A hereto (the “Earned Shares”):

•	If TSR Percentile Achievement is at least the 75th percentile, then the number of shares earned shall equal 160% of the TSR Target Shares;

•	If TSR Percentile Achievement is at least the 62nd percentile but less than the 75th percentile, then the number of shares earned shall equal 130% of the TSR Target Shares;

(Price End- Price Begin + Dividends)/Price Begin – with price determined as the average 30 calendar days prior to each measurement date.)

[1]	(Price End- Price Begin + Dividends)/Price Begin – with price determined as the average 30 calendar days prior to each measurement date.)

•	If TSR Percentile Achievement is at least the 50th percentile but less than the 62nd percentile, then the number of shares earned shall equal 100% of the TSR Target Shares;

•	If TSR Percentile Achievement is at least the 38th percentile but less than the 50th percentile, then the number of shares earned shall equal 85% of the TSR Target Shares;

•	If TSR Percentile Achievement is at least the 25th percentile but less than the 38th percentile, then the number of shares earned shall equal 50% of the TSR Target Shares; and

•	If TSR Percentile Achievement is less than the 25th percentile, none of the TSR Target Shares shall be earned.

Vesting:

The Earned Shares shall vest on the date of certification in the first quarter of 2019 by the Compensation Committee of achievement of the above Performance Milestone, provided that the individual remains employed by the Company on such date.

Notwithstanding the foregoing, in the event there occurs a Change in Control (as defined in the Employment Agreement) prior to December 31, 2018, the number of TSR Target Shares shall be deemed earned at the greater of (1) the actual TSR Percentile Achievement using the date of the closing of the Change in Control transaction to calculate the Price End, or (2) at 100% of the TSR Target Shares (regardless of whether the Performance Milestone has been or will be achieved), and the Earned Shares shall vest on the date of the Change in Control transaction.

Other Terms:

The Grant shall terminate in full on the date that a Participant is no longer employed by the Company prior to the date of the certification of the achievement of the Performance Milestone. On the date that the Performance Milestone is deemed achieved, the Grant shall remain outstanding only as to the number of TSR Target Shares deemed achieved. In addition if the Performance Milestone has not been achieved by March 31, 2019 this Grant shall terminate in full at the close of business on such date and no longer be in force or effect.

Tax Considerations. This award is intended to qualify as a “short-term deferral” exempt from Section 409A of the Internal Revenue Code of 1986, as amended. The Participant acknowledges and agrees that he/she is responsible for all federal, state and local taxes applicable to the Earned Shares when issued and will by the date requested by the Company deposit with the Company an amount of cash equal to the amount determined by the Company to be required with respect to the statutory minimum withholding tax due.

If the Participant does not provide the Company with the required cash payment in a timely manner as set forth above, then the Company shall receive payment of the statutory minimum tax withholding as follows:

(a) if the Company believes that a sale of Earned Shares can be made in compliance with applicable securities laws including, but not limited to, through entering into a Rule 10b5-1 trading plan at a time when the Participant is not in possession of material nonpublic information, then the Company shall receive payment in cash through a brokerage sale by the Participant of a sufficient number of the Earned Shares to cover the statutory minimum tax withholding obligation of the Company, after deduction of the broker’s commission, and which sale provides for remittance directly by the broker to the Company of the cash necessary in order for the Company to satisfy its statutory minimum tax withholding obligation; or

(b) if the Participant cannot sell any Earned Shares in accordance with (a) above, then the Company shall reduce the number of Earned Shares to be issued to the Participant in an amount equal to the statutory minimum withholding tax due and payable by the Company using the Fair Market Value as set forth in Section 2(o) of the 2014 Plan. Fractional shares will not be retained to satisfy any portion of the withholding tax. Accordingly, the Participant agrees that in the event that the amount of withholding owed would result in a fraction of a share being owed, that amount will be satisfied by withholding the fractional amount from the Participant’s bi-weekly pay.

The Grant is not assignable or transferable, other than as provided in the 2014 Plan. In no event shall the Company be required to issue fractional shares.

This Performance Share Agreement, together with the 2014 Plan, the Employment Agreement and any other written agreement between the Company and the Participant relevant to the subject matter hereof and executed contemporaneously herewith or hereafter, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof and no other statement, representation, warranty, covenant or agreement shall affect or be used to interpret, change or restrict, the express terms and provisions of this Performance Share Agreement.

In witness whereof, the Company has caused this Performance Share Agreement to be executed by its duly authorized officer as of the Grant Date.

ARIAD PHARMACEUTICALS, INC.		PARTICIPANT

By:
	Paris Panayiotopoulos	Manmeet S. Soni
President and Chief Executive Officer